UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trina Solar Limited

(Name of Subject Company (Issuer))

Trina Solar Limited

(Names of Filing Persons (Offerors))

4.00% Convertible Senior Notes due 2013

(Title of Class of Securities)

89628EAA2

(CUSIP Number of Class of Securities)

Terry Wang, Chief Financial Officer

Thomas Young, Senior Director, Investor Relations

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

Tel: (+86) 519 8548 2008

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

Copies to:

David T. Zhang, Esq.

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place Central

(852) 2912-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$138,383,333.33 (1)	$16,066.31 (2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.00% Convertible Senior Notes due 2013 (the “Securities”), as described herein, is $1,002.78 per $1,000 principal amount outstanding. As of July 12, 2011, there was $138,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $138,383,333.33.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of July 15, 2008, between Trina Solar Limited, a Cayman Islands company (the “Company”) and Wilmington Trust Company, as trustee (the “Trustee”), for the Company’s 4.00% Convertible Senior Notes due 2013 (the “Securities”), as supplemented by the First Supplemental Indenture, dated as of July 23, 2008, between the Company and the Trustee (the base indenture and the First Supplemental Indenture together are referred to herein as the “Indenture”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to the Holders of the Securities, dated July 12, 2011 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the holders under the terms and subject to the conditions set forth in the Option. The Securities are convertible into the Company’s American Depositary Shares (“ADSs”), each representing 50 ordinary shares, par value $0.0001 per share of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China, and the telephone number there is +86 (519) 8548-2008. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Not applicable.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Put Right Purchase Offer to the Holders of Trina Solar Limited 4.00% Convertible Senior Notes due 2013, dated July 12, 2011.

(a)(5)	Press release issued by the Company on July 12, 2011.

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2008.

(d)(2)	First Supplemental Indenture, dated as of July 23, 2008, between the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 23, 2008.

(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Dated: July 12, 2011

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Company’s Put Right Purchase Offer to the Holders of Trina Solar Limited 4.00% Convertible Senior Notes due 2013, dated July 12, 2011.

(a)(5)	Press release issued by the Company on July 12, 2011.

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2008.

(d)(2)	First Supplemental Indenture, dated as of July 23, 2008, between the Company, as issuer, and Wilmington Trust Company, as the trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 23, 2008.

(g)	Not applicable.